Exhibit 99.1

FCA Responds to COVID-19 Emergency in Europe

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) (“FCA”) announced today that its subsidiaries FCA Italy and Maserati will temporarily suspend production across the majority of their European manufacturing plants.

The temporary suspension, which will be in effect through March 27, 2020, continues the implementation of a comprehensive set of actions in response to the COVID-19 emergency and enables the Group to effectively respond to the interruption in market demand by ensuring the optimization of supply. In particular, the suspension of production is being facilitated to enable the Group to be ready to commence production promptly once market conditions allow.

The updated production plan will temporarily close the following facilities with effect for the month of March:

•	Italy: Melfi, G. Vico (Pomigliano), Cassino, Mirafiori Carrozzerie, Grugliasco, and Modena;

•	Serbia: Kragujevac

•	Poland: Tychy

As previously communicated, FCA has been proactively modifying production protocols at several plants including enhancing social distancing between employees at work-stations. Across all facilities, FCA has increased cleaning and sanitization and other improvements for employee safety. Strict controls and security measures have been applied to canteens and to external access to all Group sites. At FCA offices, the company has accelerated the deployment of working remotely (‘Smart Working’) with this option now widely available to employees across the world.

The Group will make use of these stoppages to implement revisions to production and quality control protocols to benefit our customers and enhance overall productivity. The Group is working with its supply base and business partners to be ready to enable our manufacturing operations to deliver previously planned total levels of production despite the suspension when market demand returns.

London, 16 March 2020

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com

This press release contains forward-looking statements. These statements are based on the FCA Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, and many other risks and uncertainties, most of which are outside of the FCA Group’s control.